UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. ___)*

SYNACOR, INC.
(Name of issuer)

Common Stock, $0.01 value per share
(Title of class of securities)

871561106
(CUSIP number)

September 15, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this*
 Schedule is filed:


Rule 13d-1(b)
   /     /


Rule 13d-1(c)
   /  x  /


Rule 13d-1(d)
   /     /

* The remainder of this cover page shall be filled out for a reporting* person's initial filing on this form with respect to the subject class* of securities, and for any subsequent amendment containing information* which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not* be deemed to be "filed" for the purpose of Section 18 of the Securities* Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of* that section of the Act but shall be subject to all other provisions of* the Act (however, see the Notes).

Persons who respond to the collection of information contained in this* form are not required to respond unless the form displays a currently* valid OMB control number.

SEC 1745 (1-06)


Page 1 of 5 pages








CUSIP No. 871561106
   13G
   Page 2 of 5 Pages



1. Name of Reporting Person

I.R.S. Identification Nos. of above persons (entities only).

       TZ HOLDINGS, INC.
       EIN: 20-1085998

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)

3.
SEC Use Only

4.
Citizenship or Place of Organization

Texas

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

5.
Sole Voting Power
2,400,000

6. Shared Voting Power

7. Sole Dispositive Power
2,400,000

8.
Shared Dispositive Power

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,4000,000


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
(See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
8.0% (based on the total of 29,945,016 outstanding shares of Common Stock)


12.
Type of Reporting Person (See Instructions)
CO





CUSIP No. 871561106
    13G
    Page 3 of 5 Pages


Item 1
(a) Name of Issuer:


SYNACOR, INC., a Delaware corporation


(b)
Address Of Issuer's Principal Executive Offices:
40 La Riviere Drive, Suite 300
Buffalo, New York 14202


Item 2

(a) Name of Person Filing:
 TZ HOLDINGS, INC.

(b) Address of Principal Business Office, or, if none, Residence:
c/o Bell Nunnally & Martin LLP
3232 McKinney Avenue, Suite 1400
Dallas, Texas 75204

(c) Citizenship:
Texas

(d) Title of Class of Securities:
Common Stock, $0.01 value per share

(e) CUSIP Number:
 871561106


Item 3

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or*
(c), check whether the person filing is a:


(a)__ Broker or dealer registered under section 15 of the Act*
(15 U.S.C. 78o).

(b)__ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)__ Insurance company as defined in section 3(a)(19) of the Act* (15 U.S.C. 78c).

(d)__ Investment company registered under section 8 of the Investment* Company Act (15 U.S.C. 80a-8).


(e)__ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).


(f)__ An employee benefit plan or endowment fund in accordance* with 240.13d-1(b)(ii)(F).


(g)__ A parent holding company or control person in accordance* with 240.13d-1(b)(1)(ii)(G).


(h)__ A savings association as defined in Section 3(b) of the*
Federal Deposit Insurance Act (12 U.S.C. 1813).


(i)__ A church plan that is excluded from the definition of an* investment company under section 3(c)(14) of the Investment*
Company Act of 1940 (15 U.S.C. 80a-3);


(j)__ Group in accordance with 240.13d-1(b)(ii)(J).







CUSIP No. 871561106
 13G
    Page 4 of 5 Pages


Item 4 Ownership


(a) Amount beneficially owned 2,400,000


(b) Percent of class:  8.0%


(c) Number of shares as to which the person has:


	(i) Sole power to vote or to direct the vote

          2,400,000


	(ii) Shared power to vote or to direct the vote


	(iii) Sole power to dispose or to direct the disposition of

           2,400,000


	(iv) Shared power to dispose or to direct the disposition of


Item 5 Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as* of the date hereof the reporting person has ceased to be the* beneficial owner of more than five percent of the class of* securities, check the following ___.

Item 6
Ownership of More Than Five Percent on Behalf Of Another Person
Inapplicable


Item 7
Identification and Classification of the Subsidiary Which*
Acquired the Security Being Reported on by the Parent Holding Company
Inapplicable


Item 8
Identification and Classification of Members of the Group
Inapplicable


Item 9
Notice of Dissolution of Group
Inapplicable


Item 10
Certification


The following certification shall be included if the statement* is filed pursuant to 240.13d-1(c):


By signing below I certify that, to the best of my knowledge and* belief, the securities referred to above were not acquired and are* not held for the purpose of or with the effect of changing or* influencing the control of the issuer of the securities and were* not acquired and are not held in connection with or as a participant* in any transaction having that purpose or effect.










CUSIP No. 871561106
    13G
    Page 5 of 5 Pages


SIGNATURE

    After reasonable inquiry and to the best of my knowledge* and belief, I certify that the information set forth in this* statement is true, complete and correct.


September 24, 2015
Date



/s/ Patrick Brandt
Signature


Patrick Brandt, Chairman
Name/Title


    The original statement shall be signed by each person on whose* behalf the statement is filed or his authorized representative.*
If the statement is signed on behalf of a person by his authorized* representative other than an executive officer or general partner* of the filing person, evidence of the representative's authority* to sign on behalf of such person shall be filed with the statement,* provided, however, that a power of attorney for this purpose which* is already on file with the Commission may be incorporated by* reference. The name and any title of each person who signs the* statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed* original and five copies of the schedule, including all exhibits.* See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact* constitute Federal criminal violations (See 18 U.S.C. 1001)